Co Regn No: 199802418D

SembCorp Industries

06018652

Rule 12g3-2(b) File No. 825109

6 November 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2006 17:16:26
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : RESIGNATION OF MR COLIN AU AS DIRECTOR

Description:

RESIGNATION OF MR COLIN AU AS DIRECTOR

Singapore, November 6, 2006

SembCorp Industries wishes to announce that Mr Colin Au Fook Yew has stepped down as a Director of the Company with effect from November 6, 2006.

Chairman and Directors of the Board wish to thank Mr Colin Au for his invaluable contribution to SembCorp Industries Group.

By Order of the Board

Kwong Sook May
Company Secretary

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

SembCorp Industries

Co Regn No: 199802418D

TAX BENEFIT TO BE RECOGNISED IN SEMBCORP'S 4Q2006 FINANCIAL STATEMENTS

November 6, 2006 - Further to its announcement on July 11, 2006 relating to the Inland Revenue Authority of Singapore's confirmation of Solitaire costs incurred as trade losses of Sembawang Corporation Ltd (Sembawang), SembCorp Industries (SembCorp) announces that the losses available for transfer within the SembCorp Group under the group tax relief system and/or offset against taxable profits of Sembawang, subject to compliance with the respective provisions under the Singapore Income Tax Act, will be fully utilised in 2006.

From our evaluation undertaken together with tax consultants, the estimated tax benefit of these Solitaire expenses amounts to $155m. Based on the proposed Group Tax Relief Exercise to be completed in December 2006, this tax benefit will be recognised in the financial statements of SembCorp Group for the last quarter of the year ending December 31, 2006.

By Order of the Board

Kwong Sook May
Company Secretary

SembCorp Industries

Co Regn No: 199802418D

PRESS RELEASE

A FOCUSED SEMBCORP POSTS ROBUST 9M2006 PERFORMANCE

- **PATMI up 202% to record $643.5 million**
- **PATMI from continuing operations up 42% to $243.7 million**

Singapore, November 6, 2006 - SembCorp Industries (SembCorp) continued to show a robust performance, posting a record Profit After Tax and Minority Interest (PATMI) of $643.5 million for the first nine months of 2006 (9M2006), a growth of 202% over the previous year. Strong business fundamentals continued to underpin the Group's strong showing. From the Group's continuing operations, PATMI before exceptional items (EI) grew 42% to $243.7 million, and turnover climbed 29% to $5.2 billion.

Growth continued to be driven by SembCorp's utilities and marine engineering businesses. Utilities' contribution to Group PATMI grew a substantial 52% to $159.4 million, backed by strong performance from its UK operations and positive contributions from Offshore Engineering. Meanwhile, Marine's contribution to Group PATMI rose a significant 47% to $82.6 million, driven mainly by strong growth in the rig building and ship repair sectors. Marine's orderbook to-date stands at $6.0 billion, with deliveries and completions stretching till 2009.

The Group completed its divestment of its engineering & construction business with the sale of its remaining 12% of the business in October. It also made progress towards its goal of consolidating its leadership position in the Utilities and Marine businesses. The sale of SMOE and Sembawang Bethlehem to SembCorp Marine in August bolstered capacity and capabilities in support of Marine's continued growth, while the formation of a strategic Middle East beachhead with the landmark acquisition of the Fujairah Independent Water & Power Plant in the United Arab Emirates will continue to provide a platform for growth for the utilities business.

Said SembCorp's Group President & CEO, Mr Tang Kin Fei, "SembCorp will continue to build on our existing businesses and look for opportunities for further growth. Our nine-month scorecard shows that we are well on track to post a good set of results for the full-year."

2006 Outlook

With the exceptional gains recorded to-date, and the potential tax benefit to be recognised, the Group's overall performance for 2006 will be substantially better than that of 2005.

Highlights for SembCorp's 9M2006 Financial Results

- **Record Group PATMI at $643.5m, up 202%**

- **Strong earnings growth from continuing operations**
  - Turnover of $5.2bn, up 29%
  - PATMI before EI of $243.7m, up 42%

- **Sound business fundamentals**
  - Recurring earnings from Utilities
  - Strong growth from Marine

- **Strong returns and financial discipline**
  - ROE (annualised) at 16%
  - Interest cover at 12 times

-END-

For media & analysts' queries, please contact:

April LEE (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com.sg

NG Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of environmental management services in the region.

SembCorp Industries has total assets of over S$7.0 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

SembCorp Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2006 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2006

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the third quarter and nine months ended September 30, 2006.

1. GROUP PROFIT AND LOSS STATEMENT

	GROUP			GROUP		
	3Q06 $'000	3Q05 $'000	+ / (-) %	9M06 $'000	9M05 $'000	+ / (-) %
Continuing operations						
Turnover	**1,647,202**	**1,450,549**	**13.6**	**5,203,681**	**4,033,188**	**29.0**
Cost of sales	(1,523,889)	(1,328,907)	14.7	(4,738,278)	(3,656,369)	29.6
Gross profit	123,313	121,642	1.4	465,403	376,819	23.5
General & administrative expenses	(52,592)	(38,854)	35.4	(148,993)	(135,458)	10.0
Non-operating income (net)	29,358	14,225	106.4	51,271	31,608	62.2
Finance costs	(13,714)	(15,018)	(8.7)	(38,236)	(45,590)	(16.1)
Share of results of:						
- Associates	17,716	6,208	185.4	37,372	25,501	46.6
- Joint ventures	14,058	4,526	210.6	29,368	17,371	69.1
Profit from continuing operations before income tax expense	**118,139**	**92,729**	**27.4**	**396,185**	**270,251**	**46.6**
Income tax expense	(18,474)	(15,326)	20.5	(77,825)	(51,539)	51.0
Profit after taxation from continuing operations	**99,665**	**77,403**	**28.8**	**318,360**	**218,712**	**45.6**
Discontinued operations*						
Profit for the period from discontinued operations (See note 9b)	-	15,648	NM	14,246	58,106	(75.5)
Profit for the period before exceptional items	**99,665**	**93,051**	**7.1**	**332,606**	**276,818**	**20.2**
Exceptional items (See note 1b)	(1,275)	(346)	268.5	395,526	17,702	2,134.4
Profit for the period	**98,390**	**92,705**	**6.1**	**728,132**	**294,520**	**147.2**
Attributable to:						
Shareholders of the Company						
Net profit from continuing operations	76,858	58,065	32.4	243,611	171,022	42.4
Net profit from discontinued operations	-	8,393	NM	7,680	27,144	(71.7)
Exceptional items (See note 1b)	(1,275)	(346)	268.5	392,175	14,642	2,578.4
	75,583	**66,112**	**14.3**	**643,466**	**212,808**	**202.4**
Minority interests	22,807	26,593	(14.2)	84,666	81,712	3.6
	98,390	**92,705**	**6.1**	**728,132**	**294,520**	**147.2**
Earnings per ordinary shares (cents)						
Before exceptional items						
-basic						
(a) Continuing operations	4.35	3.34	30.5	13.86	9.62	44.1
(b) Discontinued operations	-	0.48	NM	0.44	1.53	(71.4)
	4.35	3.82	14.0	14.30	11.15	28.3
-diluted						
(a) Continuing operations	4.32	3.30	31.0	13.74	9.52	44.3
(b) Discontinued operations	-	0.48	NM	0.43	1.51	(71.3)
	4.32	3.78	14.5	14.17	11.03	28.5
After exceptional items						
-basic	4.28	3.80	12.7	36.62	11.97	205.9
-diluted	4.25	3.76	13.1	36.29	11.85	206.3

NM - Not Meaningful

* Discontinued operations are Group's interests in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd ("discontinued operations"), which were sold on April 3 and June 2, 2006 respectively.

Notes to Group Profit and Loss Statement:

1a. Profit for the period before exceptional items (for continuing and discontinued operations) is arrived at after (charging)/crediting the following significant items:

	GROUP		GROUP	
	3Q06	**3Q05**	**9M06**	**9M05**
	$'000	**$'000**	**$'000**	**$'000**
Depreciation and amortisation	(41,362)	(43,969)	(130,419)	(136,657)
Allowance made for doubtful debts & bad debts written off (net)	(855)	(4,957)	(1,335)	(8,602)
Provision for onerous contracts	(14,550)	-	(14,550)	-
Allowance made for impairment in value of assets (net)	(6,444)	(1,757)	(12,547)	(5,371)
Share based payment expenses	(3,806)	(2,592)	(13,079)	(7,825)
Interest income	10,511	7,731	29,721	23,222
Dividend income	-	385	5,043	1,695
Other income	12,596	11,514	33,875	23,410
Profit on sale of property, plant & equipment	379	2,170	1,119	6,177
Gain / (loss) on disposal of investments	5,362	(164)	19,352	1,999
Foreign exchange gain / (loss)	1,702	(3,340)	(15,357)	32
Finance costs	(13,714)	(15,611)	(38,720)	(48,225)

1b. Exceptional items comprise:

	3Q06	3Q05	9M06	9M05
Net (loss) / gain on disposals of subsidiaries and associates	(1,275)	-	462,730	46,208
Additional charge arising from final settlement on Solitaire	-	-	(65,000)	-
Unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration	-	(346)	-	(22,020)
	(1,275)	(346)	397,730	24,188
Less: Income tax expense	-	-	(2,204)	(6,486)
	(1,275)	(346)	395,526	17,702
Less: Minority interests	-	-	(3,351)	(3,060)
Net exceptional items	(1,275)	(346)	392,175	14,642

1c. Taxation

The Group's tax charge for 3Q06 included write back of over provision of tax in respect of prior year of $2,000,000 (3Q05: under provision of tax in respect of prior years of $5,036,000) and Group Tax Relief of $2,884,000 (3Q05: $18,063,000).

The Group's tax charge for 9M06 included Group Tax Relief of $2,894,000 (9M05: $20,773,000) and write back of over provision of tax in respect of prior year of $2,012,000 (9M05: under provision of tax in respect of prior years of $2,611,000).

Notes to Group Profit and Loss Statement (Cont'd):

1d. Earnings per ordinary share

	Group			Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	3Q06	3Q05	+ / (-) %	9M06	9M05	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items						
- Continuing operations	4.35	3.34	30.5	13.86	9.62	44.1
- Discontinued operations	-	0.48	NM	0.44	1.53	(71.4)
	4.35	3.82	14.0	14.30	11.15	28.3
(b) After exceptional items	4.28	3.80	12.7	36.62	11.97	205.9
- Weighted average number of shares (in million)	1,765.0	1,740.0	1.4	1,757.4	1,778.0	(1.2)
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items						
- Continuing operations	4.32	3.30	31.0	13.74	9.52	44.3
- Discontinued operations	-	0.48	NM	0.43	1.51	(71.3)
	4.32	3.78	14.5	14.17	11.03	28.5
(b) After exceptional items	4.25	3.76	13.1	36.29	11.85	206.3
- Adjusted weighted average number of shares (in million)	1,777.4	1,759.0	1.0	1,773.2	1,796.3	(1.3)

1e. Notes to Group Profit and Loss Statement

The gross profit margin in 3Q06 and 9M06 was impacted by the provision for contracts in local municipal waste collection sector for Enviro business and the extension of the maintenance inspection for Cogen plant for Utilities business.

The increase in general & administrative expenses in 3Q06 and 9M06 was mainly attributed to higher personnel related costs due to increase in projects / business undertaken by the Group. 9M05 included professional fees incurred in respect of the Solitaire legal case.

The increase in non-operating income in 3Q06 and 9M06 was mainly attributed to higher interest income and gain on sale of investments.

The increase in share of results of associates and joint ventures were attributed to better performance from our associates and joint ventures in Utilities, Marine and Parks businesses.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/09/2006	As at 31/12/2005	As at 30/09/2006	As at 31/12/2005
	$000	$000	$000	$000
Equity attributable to shareholders of the Company:-				
Share Capital	517,867	436,603	517,867	436,603
Other reserves	523,593	419,286	4,419	316,062
Accumulated profits	1,373,889	1,143,729	828,704	542,643
	2,415,349	1,999,618	1,350,990	1,295,308
Minority Interests	591,503	845,041	-	-
Total equity	3,006,852	2,844,659	1,350,990	1,295,308
Non-current assets				
Property, plant & equipment	2,404,502	2,627,380	3,300	997
Investments in subsidiaries	-	-	1,464,045	2,275,587
Interests in associates	461,700	294,755	-	-
Interests in joint ventures	276,131	431,711	-	-
Other financial assets	315,168	121,373	90	90
Long term receivables and prepayments	70,828	146,152	-	-
Intangible assets	112,494	150,765	-	-
Deferred tax assets	23,999	26,285	-	-
	3,664,822	3,798,421	1,467,435	2,276,674
Current assets				
Inventories and work-in-progress	1,351,258	863,612	-	-
Trade and other receivables	1,340,751	1,373,647	113,642	84,808
Asset held for sale	-	52,230	-	-
Bank balances, fixed deposits and cash	977,480	1,231,281	176,372	10,503
	3,669,489	3,520,770	290,014	95,311
Current liabilities				
Trade and other payables	1,908,399	1,926,504	242,798	924,454
Excess of progress billings over work-in-progress	557,324	389,837	-	-
Provisions	26,659	639,900	11,454	-
Employee benefits	1,512	6,089	1,512	2,028
Current tax payable	113,083	104,683	-	-
Interest-bearing borrowings	236,029	149,383	-	-
	2,843,006	3,216,396	255,764	926,482
Net current assets/(liabilities)	826,483	304,374	34,250	(831,171)
	4,491,305	4,102,795	1,501,685	1,445,503
Non-current liabilities				
Deferred tax liabilities	244,594	220,095	195	195
Provisions	19,942	8,977	500	-
Employee benefits	33,143	42,035	-	-
Interest-bearing borrowings	1,111,022	908,686	150,000	150,000
Other long-term liabilities	75,752	78,343	-	-
	1,484,453	1,258,136	150,695	150,195
	3,006,852	2,844,659	1,350,990	1,295,308

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

	As at 30/9/2006 $'000	As at 31/12/2005 $'000
(i) Amount repayable in one year or less, or on demand		
Secured	59,979	44,238
Unsecured	181,171	140,838
	241,150	185,076
(ii) Amount repayable after one year		
Secured	500,544	393,568
Unsecured	618,685	526,994
	1,119,229	920,562
Total	1,360,379	1,105,638

(iii) Details of any collaterals
The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,042 million (31/12/2005: $1,006 million).

2b. Net asset value

	Group		Company	
	30/09/2006	31/12/2005	30/09/2006	31/12/2005
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.37	1.14	0.76	0.74
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.30	1.06	0.76	0.74

2c. Notes to Balance Sheet

Group

Due to the sale of SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd in April and June 2006 respectively, the Group has ceased to consolidate these entities. As such, most balance sheet items as at September 30, 2006 are lower than December 31, 2005.

The increase in share capital is due to the transfer of share premium account to the share capital arising from the amendments in the Companies (Amendment) Act 2005 (See note 4c), reduced by the capital reduction paid to shareholders. The decrease in Minority Interests is due to the sale of SembCorp Logistics Ltd.

The increase in interests in associates and the corresponding decrease in interests in joint ventures is mainly due to the Group's rationalisation of its Riau investments (previously held under joint ventures) through the consolidation of these investments under an associate, Gallant Venture Ltd, an entity listed on SGX – SESDAQ. The increase in other financial assets is mainly due to the additional investment and fair value adjustments for Cosco Corporation (S) Ltd shares held by SembCorp Marine Ltd.

Inventories and work-in-progress increased as more projects were undertaken by SembCorp Marine Ltd.

Provisions decreased as the Group has made payment for the full and final settlement of the Solitaire arbitration.

Company

The decrease in investment in subsidiaries is due to the sale of SembCorp Logistics Ltd (Logistics) and SembCorp Engineers and Constructors Pte Ltd (E&C) and accordingly the proceeds from these divestments have resulted in an increase in the bank and cash balances.

The decrease in trade & other payables is due to the settlement of intercompany balances during the period.

3. CONSOLIDATED CASH FLOW STATEMENT

	GROUP		GROUP	
	3Q06	3Q05	9M06	9M05
	$'000	$'000	$'000	$'000
Cash flows from Operating Activities				
Profit before income tax expense	116,864	112,340	811,385	366,225
Adjustment for :				
Dividend and interest income	(10,511)	(8,116)	(34,764)	(24,917)
Finance costs	13,714	15,611	38,720	48,225
Depreciation and amortisation	41,362	43,969	130,419	136,657
Share of results of associated companies and joint ventures	(31,774)	(18,664)	(73,418)	(60,716)
Profit on sale of property, plant and equipment	(379)	(2,170)	(1,119)	(6,177)
(Gain) / loss on disposal of investments	(4,088)	164	(482,082)	(48,207)
Allowance made for doubtful debts and bad debts written off (net)	855	4,957	1,335	8,602
Changes in fair value of financial instruments and hedge items	(1,108)	2,159	5,921	7,702
Share based payment expenses	3,806	2,592	13,079	7,825
Provision for onerous contracts	14,550	-	14,550	-
Additional charge arising from final settlement on Solitaire	-	-	65,000	-
Allowance made for impairment in value of asset	6,444	1,757	12,547	5,371
Operating profit before working capital changes	149,735	154,599	501,573	440,590
Changes in working capital:				
Inventories and work-in-progress	(81,157)	(93,250)	(600,780)	(126,421)
Receivables	(217,828)	(112,744)	(329,538)	(176,131)
Payables	217,741	273,279	805,884	545,628
Payment for Solitaire settlement	-	-	(682,700)	-
	68,491	221,884	(305,561)	683,666
Income tax paid	(20,811)	(18,443)	(44,404)	(39,909)
Net cash inflow / (outflow) from operating activities	47,680	203,441	(349,965)	643,757
Cash flows from Investing Activities				
Dividend and interest received	17,943	10,695	46,164	36,150
Cash flows on sale of subsidiaries, net of cash disposed (see note 3.1)	(1,275)	-	489,126	-
Proceeds from sale of associates and joint ventures	(58)	6,339	295,358	98,076
Proceeds from sale of investments	(12)	263	6,647	87,848
Proceeds from sale of property, plant and equipment	(1,440)	8,196	4,750	27,236
Acquisition / additional interest in subsidiaries, net of cash acquired (see note 3.2)	(6,215)	(1,516)	(6,215)	(1,516)
Payment for the acquisition of a subsidiary	-	-	-	(6,616)
Acquisition of associates and joint ventures	(10,819)	-	(286,461)	(47,456)
Acquisition of other financial assets	(122,414)	-	(122,414)	-
Purchase of property, plant and equipment	(140,604)	(110,636)	(339,430)	(223,039)
Payment for intangible assets	-	(2,522)	(470)	(3,207)
Net cash (outflow) / inflow from investing activities	(264,894)	(89,181)	87,055	(32,524)
Cash flows from Financing Activities				
Proceeds from share issue	12,619	15,508	32,224	39,612
Proceeds from share issue to minority shareholders of subsidiaries	6,222	6,284	28,388	27,772
Net increase / (decrease) in bank borrowings	270,993	1,160	374,166	(445,367)
Net increase in other long term liabilities	2,920	8,843	18,709	2,533
Capital reduction paid to shareholder of the Company	(264,578)	-	(264,578)	(214,797)
Capital reduction paid to minority shareholders of a subsidiary	-	-	-	(98,882)
Dividend paid to shareholders of the Company	-	-	(91,344)	(164,701)
Dividends paid to minority shareholders of subsidiaries	(15,774)	(11,859)	(60,298)	(351,561)
Interest paid	1,287	(12,685)	(26,811)	(48,266)
Net cash inflow / (outflow) from financing activities	13,689	7,251	10,456	(1,253,657)
Net (decrease) / increase in cash and cash equivalents	(203,525)	121,511	(252,454)	(642,424)
Cash and cash equivalents at beginning of the period	1,189,080	1,333,794	1,230,902	2,099,962
Effects of exchange rate changes on cash and equivalents	(9,797)	291	(2,690)	(1,942)
Cash and cash equivalents at end of the period (See note 3.3)	975,758	1,455,596	975,758	1,455,596

3. CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	GROUP		GROUP	
	3Q06 $'000	3Q05 $'000	9M06 $'000	9M05 $'000
Non-current assets	(4,826)	-	592,137	-
Net current assets	-	-	270,151	-
Non-current liabilities	-	-	(47,598)	-
Minority Interest	-	-	(291,891)	-
Profit on disposal	3,551	-	467,556	-
Currency translation reserve	-	-	(1,529)	-
Total cash consideration	(1,275)	-	988,826	-
Less : Amount retained as other financial assets	-	-	(4,800)	-
Less: Cash & bank balances of subsidiary disposed	-	-	(494,900)	-
Cash flows on sale of subsidiaries, net of cash disposed	(1,275)	-	489,126	-

3.2 Acquisition / additional interest in subsidiaries, net of cash acquired

The fair values of net assets and liabilities of subsidiaries acquired were as follows:

	GROUP		GROUP	
	3Q06 $'000	3Q05 $'000	9M06 $'000	9M05 $'000
Non-current assets	10,371	3	10,371	3
Net current assets	(1,244)	1,179	(1,244)	1,179
Non-current liabilities	(3,704)	-	(3,704)	-
Minority interests	(362)	-	(362)	-
Interest in subsidiaries previously accounted for as associate	(858)	-	(858)	-
Goodwill	944	1,031	944	1,031
Total consideration payable	5,147	2,213	5,147	2,213
Less: Cash & bank balances of subsidiary acquired	1,068	(697)	1,068	(697)
Acquisition of subsidiary, net of cash acquired	6,215	1,516	6,215	1,516

3.3 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

Breakdown for Cash & Cash Equivalents:	GROUP	
	9M06 $'000	9M05 $'000
Bank balances, fixed deposits and cash	977,480	1,456,054
Bank overdrafts	(1,722)	(458)
	975,758	1,455,596

3.4 Notes to Consolidated Cash Flow Statement

Excluding the payment for Solitaire settlement of $682.7 million, net cash from operating activities for 9M06 was $332.7 million as compared to $643.8 million for the corresponding period last year. The decrease was attributed to the changes in working capital as more projects were undertaken by SembCorp Marine Ltd.

Net cash inflow from investing activities for the 9M06 was $87.1 million. The Group realised $784.5 million from the sale of investments. These include the sale of SembCorp Logistics Ltd, SembCorp Engineers and Constructors Pte Ltd, PT Batamindo Investment Cakrawala and PT Bintan Inti Industrial Estate. The Group spent $748.3 million on acquisitions, expansion and operational capex. These include investment in Gallant Venture Ltd and Cosco Corporation (S) Ltd.

Net cash outflow from financing activities for 9M05 relates mainly to the payment made by the Company and its subsidiary, SembCorp Logistics Ltd, for the special interim dividend and capital reduction exercise. The Group also reduced its external borrowings.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H06									
At January 1, 2006	436,603	313,618	29,201	82,275	14,192	1,143,729	1,999,618	845,041	2,844,659
Transfer to share capital (see note 4(c))	313,618	(313,618)	-		-	-	-	-	-
Translation adjustments	-	-	-	-	(11,464)	-	(11,464)	(6,092)	(17,556)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	6,104	-	-	6,104	3,818	9,922
Net fair value changes on cash flow hedges	-	-	-	24,166	-	-	24,166	(37)	24,129
Share of reserve of associates and joint venture companies	-	-	-	-	-	(2,543)	(2,543)	-	(2,543)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	332,686	(6,874)	(308,435)	17,377	(313,467)	(296,090)
Net gain / (loss) recognised directly in equity	313,618	(313,618)	-	362,956	(18,338)	(310,978)	33,640	(315,778)	(282,138)
Profit for the period	-	-	-	-	-	567,883	567,883	61,859	629,742
Total gain / (loss) recognised for the period	313,618	(313,618)	-	362,956	(18,338)	256,905	601,523	(253,919)	347,604
Issue of shares under Share Option Plan	19,606	-	-	-	-	-	19,606	-	19,606
Share based payment	-	-	-	7,028	-	-	7,028	902	7,930
Dividend paid	-	-	-	-	-	(91,344)	(91,344)	(44,524)	(135,868)
At June 30, 2006	769,827	-	29,201	432,259	(4,146)	1,309,290	2,536,431	547,500	3,083,931
3Q06									
Translation adjustments	-	-	-	-	2,109	-	2,109	(433)	1,676
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	37,380	-	-	37,380	32,369	69,749
Net fair value changes on cash flow hedges	-	-	-	(7,214)	-	-	(7,214)	235	(6,979)
Share of reserve of associates and joint venture companies	-	-	-	2,876	-	2,543	5,419	-	5,419
Transfer of reserve	-	-	-	29,938	-	(29,938)	-	-	-
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(936)	(958)	16,411	14,517	4,319	18,836
Net gain / (loss) recognised directly in equity	-	-	-	62,044	1,151	(10,984)	52,211	36,490	88,701
Profit for the period	-	-	-	-	-	75,583	75,583	22,807	98,390
Total gain recognised for the period	-	-	-	62,044	1,151	64,599	127,794	59,297	187,091
Issue of shares under Share Option Plan	12,618	-	-	-	-	-	12,618	-	12,618
Capital reduction paid to shareholders of the Company	(264,578)	-	-	-	-	-	(264,578)	-	(264,578)
Share based payment	-	-	-	3,084	-	-	3,084	480	3,564
Dividend paid	-	-	-	-	-	-	-	(15,774)	(15,774)
At September 30, 2006	**517,867**	-	**29,201**	**497,387**	**(2,995)**	**1,373,889**	**2,415,349**	**591,503**	**3,006,852**
1H05									
At January 1, 2005	456,623	296,628	29,201	48,974	31,463	1,084,869	1,947,758	852,495	2,800,253
Translation adjustments	-	-	-	-	(5,459)	-	(5,459)	3,170	(2,289)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	10,569	-	-	10,569	11,608	22,177
Net fair value changes on cash flow hedges	-	-	-	5,370	-	-	5,370	(750)	4,620
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	255	(1,550)	(5,625)	(6,920)	20,509	13,589
Net gain / (loss) recognised directly in equity	-	-	-	16,194	(7,009)	(5,625)	3,560	34,537	38,097
Profit for the period	-	-	-	-	-	146,696	146,696	55,119	201,815
Total gain / (loss) recognised for the period	-	-	-	16,194	(7,009)	141,071	150,256	89,656	239,912
Issue of shares under Share Option Plan	4,094	20,010	-	-	-	-	24,104	-	24,104
Capital reduction paid to shareholders of the Company	(27,538)	(22,030)	-	-	-	(165,229)	(214,797)	-	(214,797)
Capital reduction paid to minority shareholders of subsidiary	-	-	-	-	-	-	-	(98,882)	(98,882)
Share based payment	-	-	-	2,650	-	-	2,650	617	3,267
Dividend paid	-	-	-	-	-	(73,379)	(73,379)	(43,133)	(116,512)
At June 30, 2005	433,179	294,608	29,201	67,818	24,454	987,332	1,836,592	800,753	2,637,345
3Q05									
Translation adjustments	-	-	-	-	1,659	-	1,659	583	2,242
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	14,861	-	-	14,861	7,494	22,355
Net fair value changes on cash flow hedges	-	-	-	7,961	-	-	7,961	(356)	7,605
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(3)	(146)	4	(145)	5,741	5,596
Net gain / (loss) recognised directly in equity	-	-	-	22,819	1,513	4	24,336	13,462	37,798
Profit for the period	-	-	-	-	-	66,112	66,112	26,593	92,705
Total gain / (loss) recognised for the period	-	-	-	22,819	1,513	66,116	90,448	40,055	130,503
Issue of shares under Share Option Plan	2,302	13,206	-	-	-	-	15,508	-	15,508
Share based payment	-	-	-	2,175	-	-	2,175	671	2,846
Dividend paid	-	-	-	-	-	-	-	(18,697)	(18,697)
At September 30, 2005	**435,481**	**307,814**	**29,201**	**92,812**	**25,967**	**1,053,448**	**1,944,723**	**822,782**	**2,767,505**

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1H06					
At January 1, 2006	436,603	313,618	2,444	542,643	1,295,308
Transfer to share capital (see note 4(c))	313,618	(313,618)	-	-	-
Net gain recognised directly in equity	313,618	(313,618)	-	-	-
Profit for the period	-	-	-	280,071	280,071
Total gain / (loss) recognised for the period	313,618	(313,618)	-	280,071	280,071
Issue of shares under Share Option Plan	19,606	-	-	-	19,606
Share based payment	-	-	1,044	-	1,044
Dividend paid	-	-	-	(91,344)	(91,344)
At June 30, 2006	769,827	-	3,488	731,370	1,504,685
3Q06					
Profit for the period	-	-	-	97,334	97,334
Total gain recognised for the period	-	-	-	97,334	97,334
Share based payment	12,618	-	931	-	13,549
Capital reduction paid to shareholders of the Company	(264,578)	-	-	-	(264,578)
Dividend paid	-	-	-	-	-
At September 30, 2006	517,867	-	4,419	828,704	1,350,990
1H05					
At January 1, 2005	456,623	296,628	528	744,987	1,498,766
Profit for the period	-	-	-	141,454	141,454
Total gain recognised for the period	-	-	-	141,454	141,454
Issue of shares under Share Option Plan	4,094	20,010	-	-	24,104
Share based payment	-	-	597	-	597
Capital reduction paid to shareholders of the Company	(27,538)	(22,030)	-	(165,229)	(214,797)
Dividend paid	-	-	-	(73,379)	(73,379)
At June 30, 2005	433,179	294,608	1,125	647,833	1,376,745
3Q05					
Profit for the period	-	-	-	24,659	24,659
Total gain recognised for the period	-	-	-	24,659	24,659
Issue of shares under Share Option Plan	2,302	13,206	-	-	15,508
Share based payment	-	-	288	-	288
At September 30, 2005	435,481	307,814	1,413	672,492	1,417,200

4c. Changes in the Company's share capital

Pursuant to the Companies (Amendment) Act 2005 effective from January 30, 2006, the concept of authorised share capital and par value has been abolished. Amount standing to the credit of share premium account is transferred to share capital as at that date.

During 3Q06, the Company issued 7,146,691 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan.

As at September 30, 2006, the Company's issued and paid up capital comprises 1,766,017,688 (September 30, 2005: 1,741,922,413) ordinary shares and there were 35,843,398 (September 30, 2005: 48,573,085) unissued ordinary shares under options granted to eligible employees and directors under the Company's Share Option Plan.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2005.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that have become effective for the financial year beginning January 1, 2006.

In particular, where the Company provides financial guarantee for the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements and treats them as contingent liabilities until such time as they become probable that the Company will be required to make a payment under the guarantee.

The Group does not expect the adoption of the new/revised FRS to have any material impact on the financial statements.

9 (A) REVIEW OF GROUP PERFORMANCE

Group Overview

For its continuing operations, the Group achieved turnover of $5.2 billion in 9M06. The Group's profit attributable to shareholders of the Company (PATMI) before exceptional items (EI) in 9M06 was $243.6 million compared to $171.0 million in 9M05, which represents a 42% growth.

The Group also generated strong Economic Value Added of $551.4 million due to strong operating performance by the Utilities and Marine businesses and the gain on sale of subsidiaries.

Turnover

	3Q06	3Q05	Growth		9M06	9M05	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	888,249	857,635	30,614	4	2,737,847	2,353,033	384,814	16
Marine Engineering (Marine)	672,705	448,117	224,588	50	2,207,624	1,355,927	851,697	63
Environmental Engineering (Enviro)	50,327	53,515	(3,188)	(6)	159,713	157,646	2,067	1
Others / Corporate	35,921	91,282	(55,361)	(61)	98,497	166,582	(68,085)	(41)
	1,647,202	1,450,549	196,653	14	5,203,681	4,033,188	1,170,493	29

Utilities and Marine together contributed to 95% of the Group's turnover of $5.2 billion in 9M06.

Utilities' turnover increased by 16% to $2.7 billion. Its Singapore and UK operations continued to do well as power prices continue to remain high. However, turnover in its offshore engineering unit declined.

Turnover for SembCorp Marine Ltd (Marine) increased by 63% to $2.2 billion. This was mainly due to strong growth in its rig building, ship repair and ship building businesses.

9 (A) REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	3Q06	3Q05	Growth		9M06	9M05	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Continuing operations								
Utilities	66,636	33,947	32,689	96	159,375	104,734	54,641	52
Marine Engineering (Marine)	27,534	20,162	7,372	37	82,636	56,294	26,342	47
Environmental Engineering (Enviro)	(25,575)	(807)	(24,768)	(3069)	(18,430)	6,443	(24,873)	NM
Others / Corporate	8,263	4,763	3,500	74	20,030	3,551	16,479	464
	76,858	**58,065**	**18,793**	**32**	**243,611**	**171,022**	**72,589**	**42**
Discontinued operations								
Logistics	-	7,943	(7,943)	NM	7,941	26,122	(18,181)	(70)
Engineering & Construction (E&C)	-	450	(450)	NM	(261)	1,022	(1,283)	NM
	-	**8,393**	**(8,393)**	**NM**	**7,680**	**27,144**	**(19,464)**	**(72)**
PATMI before exceptional items	**76,858**	**66,458**	**10,400**	**16**	**251,291**	**198,166**	**53,125**	**27**
Exceptional items (EI)	(1,275)	(346)	(929)	(269)	392,175	14,642	377,533	2578
PATMI	**75,583**	**66,112**	**9,471**	**14**	**643,466**	**212,808**	**430,658**	**202**

Note: NM = Not meaningful

The Group's PATMI from its continuing operations in 9M06 rose by 42% to $243.6 million. The strong growth was mainly contributed by its Utilities and Marine business units. However, its Enviro unit recorded a loss for the quarter.

Utilities' PATMI in 9M06 was higher by 52% over 9M05 primarily due to strong performance from its UK operations and positive contribution from its offshore engineering unit. Utilities also divested its offshore engineering unit and recorded a gain on sale amounting to $8 million. However, its Singapore operation performance was impacted by the extension of the maintenance inspection for its Cogen plant, which resumed normal operations on August 22, 2006.

The increase in Group's share of PATMI of Marine was due to better operating margins from its rig building and ship repair businesses and better contribution from its associated companies.

The poor performance by Enviro in the 3Q06 was due to impairment made for the fixed assets and provision for contracts relating to the local municipal waste collection sector.

The improvement in Others / Corporate PATMI in 9M06 was mainly attributed to higher contribution from Parks and higher dividend income received from its investments. There was also a one-off impairment of a property and professional fees incurred in respect of Solitaire legal case included in 9M05.

The Group also recorded EI gain of $392.2 million for 9M06. EI comprised the net gain on sale of subsidiaries, offset by an additional charge arising from the final settlement on the Solitaire legal case. EI in 3Q06 relates to NTA adjustment for the sale of E&C.

9 (B) DISCONTINUED OPERATIONS

Discontinued Operations are the Group's interest in the logistics business and engineering and construction business.

On April 3, 2006, the Group completed the sale of its entire 60.01% stake in SembCorp Logistics Ltd (Logistics). The gain on the sale of Logistics has been recognised in the Group's 1Q06 results.

On June 2, 2006, the Group completed its sale of 88% stake in SembCorp Engineers and Constructors Pte Ltd (E&C). The amount received on completion of the sale was subject to adjustment to be made, based on the audited NTA of E&C as at May 31, 2006. The NTA adjustment of $1.3 million has been recognised in the Group's 3Q06 results.

On October 17, 2006, the Company sold its remaining 12% stake in E&C to Punj Lloyd for cash consideration of $4.9 million. The transaction followed the exercise of a call option granted to Punj Lloyd on June 2, 2006. As part of the transaction, E&C has also repaid a term loan of $15 million plus accrued interest, extended by the Company. With the completion of this sale, the Group ceases to have any interest in E&C.

These divestments are in line with the Group's aim to sharpen its strategic focus.

The analysis of the results of the discontinued operations are as follows:

	3Q06 $'000	3Q05 $'000	9M06 $'000	9M05 $'000
Turnover	-	325,707	621,250	1,283,670
Cost of sales	-	(287,159)	(578,239)	(1,169,677)
Gross profit	-	38,548	43,011	113,993
General & administrative expenses	-	(28,134)	(33,611)	(79,609)
Non-operating income (net)	-	2,206	1,876	22,193
Finance costs	-	(593)	(484)	(2,635)
Share of results of:				
- Associates	-	5,147	4,192	12,252
- Joint ventures	-	2,783	2,486	5,592
Profit before taxation	-	**19,957**	**17,470**	**71,786**
Income tax expense	-	(4,309)	(3,224)	(13,680)
Profit after taxation before (loss) / gain on sale of discontinued operations [1]	-	**15,648**	**14,246**	**58,106**
(Loss) / Gain on sale of discontinued operations [2]	(1,275)	-	439,199	-
(Loss) / profit after taxation	**(1,275)**	**15,648**	**453,445**	**58,106**

	3Q06 $'000	3Q05 $'000	9M06 $'000	9M05 $'000
(1) (Loss) / profit after taxation before gain on sale of discontinued operations				
Logistics	-	15,026	14,487	57,099
Engineering & Construction	-	622	(241)	1,007
Total	-	15,648	14,246	58,106
(2) Gain / (loss) on sale of discontinued operations*				
Logistics	-	-	463,316	-
Engineering & Construction	(1,275)	-	(24,117)	-
Total	(1,275)	-	439,199	-

* Amount disclosed as part of exceptional items (see Note 1(b))

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:

	3Q06 $'000	3Q05 $'000	9M06 $'000	9M05 $'000
Operating cash flows	-	(20,915)	106,825	9,105
Investing cash flows	-	7,126	(4,072)	114,704
Financing cash flows	-	(12,654)	(39,862)	(562,411)
Net cash flow from discontinued operations	-	**(26,443)**	**62,891**	**(438,602)**

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11 (A) SUBSEQUENT EVENT

As announced on July 11, 2006, Sembawang Corporation Ltd, a subsidiary of the Company has obtained a favourable tax ruling in respect of the compensation and related legal costs (Solitaire expenses) incurred in the Solitaire arbitration. On November 6, 2006, the Company announced that the estimated tax benefit relating to these Solitaire expenses is about $155m, based on an evaluation done together with tax consultants. These Solitaire expenses can be used against Sembawang Corporation Ltd's own sources of income as well as for transfer under the Group Tax Relief (GTR) System within SCI Group. The tax benefit of $155m will be recognized in the 4Q 2006 accounts as the GTR exercise is expected to be completed in December 2006.

11 (B) PROSPECTS

Utilities

Underpinned by long-term contracts, its Singapore centralised utilities operations will continue to generate stable earnings. UK operations are expected to perform better than 2005 due to high UK energy prices and favourable supply contracts secured until end 2007 / early 2008. Our operation in Vietnam is expected to continue to perform well. Our China projects are still in the early phase and one of them has been facing challenges due to the shortage of natural gas in Shanghai.

Overall, the Utilities' ongoing business is expected to achieve stable operating profits in 2006 compared to 2005.

Marine

New orders secured to-date are $2.4 billion and total net order book as at September 30, 2006, stands at $6.0 billion with completion and deliveries till 2009.

Demand for ship repair remains strong especially in the specialised market of LNG/LPG gas tankers and container vessels. Prospects for sustained exploration and production activities remain robust despite the recent dip in oil prices which at these levels still strongly underpin the high level of activities. Demand for Floating Production Storage and Offloading (FPSO) vessels, Floating Storage and Offloading (FSO) vessels and Fixed Production Platforms continue to strengthen. Market fundamentals for rig building remain strong attributable to high worldwide utilitsation levels, unprecedented high charter rates as well as an aging rig fleet worldwide. Overall, the market outlook for all sectors in the marine and offshore industry remains strong.

Enviro

Enviro has entered into the waste-to-resource market through the acquisition of Jiangsu SembCorp Chunxing Alloy and SembEnviro KK Asia and will focus on waste-to-resource and pre-disposal treatment business for sustainable earnings and growth. The impairment made for the fixed assets and provision for contracts relating to the local municipal waste collection sector has adversely impacted Enviro's 2006 performance.

SCI Group

With the exceptional gains recorded to-date, and the potential tax benefit to be recognised, the Group's overall performance for 2006 will be substantially better than that of 2005.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

12. DIVIDEND

No interim dividend for the period ended September 30, 2006 is recommended.

13. SEGMENTAL REPORTING

9M06

(i) Business segments	Continuing operations						Discontinued operations				
	Utilities	Marine	Enviro	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover											
External sales	2,737,847	2,207,624	159,713	98,497	-	5,203,681	133,250	488,000	621,250	-	5,824,931
Inter-segment sales	29,967	5,965	1,234	12,060	(49,226)	-	150	48	198	(198)	-
Total	2,767,814	2,213,589	160,947	110,557	(49,226)	5,203,681	133,400	488,048	621,448	(198)	5,824,931
Results											
Segment results	219,754	143,525	(23,048)	398,041	-	738,272	8,796	(102)	8,694	-	746,966
Interest income	9,276	14,592	291	21,311	(18,331)	27,139	2,270	671	2,941	(359)	29,721
Interest expense	(34,184)	(5,710)	(1,182)	(15,491)	18,331	(38,236)	(108)	(735)	(843)	359	(38,720)
	194,848	152,407	(23,939)	403,861	-	727,175	10,958	(166)	10,792	-	737,967
Share of results of associates	-	24,378	5,426	7,568	-	37,372	4,199	(7)	4,192	-	41,564
Share of results of joint ventures	20,324	2,100	106	6,838	-	29,368	2,486	-	2,486	-	31,854
	215,170	178,885	(18,407)	418,267	-	793,915	17,643	(173)	17,470	-	811,385
Taxation	(45,933)	(29,820)	176	(4,452)	-	(80,029)	(3,156)	(68)	(3,224)	-	(83,253)
Minority interest	(9,862)	(60,965)	(199)	(7,074)	-	(78,100)	(6,546)	(20)	(6,566)	-	(84,666)
Net profit / (loss) for the period	159,375	88,100	(18,430)	406,741	-	635,786	7,941	(261)	7,680	-	643,466
Comprising:											
Net profit / (loss) before exceptional items	159,375	82,636	(18,430)	20,030	-	243,611	7,941	(261)	7,680	-	251,291
Exceptional items	-	5,464	-	386,711 *	-	392,175	-	-	-	-	392,175
	159,375	88,100	(18,430)	406,741	-	635,786	7,941	(261)	7,680	-	643,466

* Included net gain on disposal of Logistics and E&C. See note 9b for details on net gain on sale of discontinued operations.

	Utilities	Marine	Enviro	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
Assets											
Segment assets	2,688,235	3,199,993	161,763	918,861	(503,594)	6,465,258	-	-	-	-	6,465,258
Investment in associates	-	130,713	56,146	274,841	-	461,700	-	-	-	-	461,700
Investment in joint ventures	160,658	21,057	28,256	66,160	-	276,131	-	-	-	-	276,131
Tax assets	29,219	3,313	5,454	93,236	-	131,222	-	-	-	-	131,222
Total assets	2,878,112	3,355,076	251,619	1,353,098	(503,594)	7,334,311	-	-	-	-	7,334,311
Liabilities											
Segment liabilities	1,736,222	2,007,000	107,025	623,129	(503,594)	3,969,782	-	-	-	-	3,969,782
Tax liabilities	182,743	113,943	4,583	56,408	-	357,677	-	-	-	-	357,677
Total liabilities	1,918,965	2,120,943	111,608	679,537	(503,594)	4,327,459	-	-	-	-	4,327,459
Capital expenditure	228,269	88,203	9,340	9,295	-	335,107	3,798	1,192	4,990	-	340,097
Significant non-cash items											
Depreciation and amortisation	68,297	35,593	6,346	14,465	-	124,701	3,228	2,490	5,718	-	130,419
Other non-cash items (Including provisions, loss on disposal and exchange differences)	9,973	9,934	22,392	113,848	-	156,147	836	6,247	7,083	-	163,230

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	2,558,767	43	5,282,318	82	5,649,882	77	202,003	60
Rest of Asia	626,311	11	321,872	5	749,246	10	29,329	9
Europe	1,689,748	29	808,123	12	819,931	11	103,249	30
Others	328,657	6	52,945	1	115,252	2	526	0
Discontinued operations	621,448	11	-	-	-	-	4,990	1
Total	5,824,931	100	6,465,258	100	7,334,311	100	340,097	100

13. SEGMENTAL REPORTING (Cont'd)

9M05

(i) Business segments	Continuing operations						Discontinued operations				
	Utilities	Marine	Enviro	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover											
External sales	2,353,033	1,355,927	157,646	166,582	-	4,033,188	397,704	885,966	1,283,670	-	5,316,858
Inter-segment sales	14,366	13,386	1,520	14,254	(43,526)	-	265	37	302	(302)	-
Total	2,367,399	1,369,313	159,166	180,836	(43,526)	4,033,188	397,969	886,003	1,283,972	(302)	5,316,858
Results											
Segment results	180,197	91,125	165	9,737	-	281,224	49,259	29	49,288	-	330,512
Interest income	4,532	11,324	88	15,501	(15,152)	16,293	6,419	870	7,289	-	23,582
Interest expense	(37,648)	(3,515)	(830)	(19,109)	15,152	(45,950)	(2,087)	(548)	(2,635)	-	(48,585)
	147,081	98,934	(577)	6,129	-	251,567	53,591	351	53,942	-	305,509
Share of results of associates	713	14,062	7,355	3,371	-	25,501	11,279	973	12,252	-	37,753
Share of results of joint ventures	13,754	297	-	3,320	-	17,371	5,592	-	5,592	-	22,963
	161,548	113,293	6,778	12,820	-	294,439	70,462	1,324	71,786	-	366,225
Taxation	(37,471)	(21,012)	(109)	567	-	(58,025)	(13,363)	(317)	(13,680)	-	(71,705)
Minority interests	(10,480)	(35,987)	(226)	(8,734)	-	(55,427)	(26,300)	15	(26,285)	-	(81,712)
Net profit for the period	113,597	56,294	6,443	4,653	-	180,987	30,799	1,022	31,821	-	212,808
Comprising:											
Net profit before exceptional items	104,734	56,294	6,443	3,551	-	171,022	26,122	1,022	27,144	-	198,166
Exceptional items	8,863	-	-	1,102	-	9,965	4,677	-	4,677	-	14,642
	113,597	56,294	6,443	4,653	-	180,987	30,799	1,022	31,821	-	212,808
Assets											
Segment assets	2,643,274	2,188,381	152,853	1,314,564	(567,969)	5,731,103	603,546	560,911	1,164,457	-	6,895,560
Investment in associates	-	114,193	66,673	50,885	-	231,751	73,910	3,992	77,902	-	309,653
Investment in joint ventures	140,865	9,768	-	187,053	-	337,686	67,285	-	67,285	-	404,971
Tax assets	18,302	1,588	4,861	90,475	-	115,226	8,073	14,216	22,289	-	137,515
Total assets	2,802,441	2,313,930	224,387	1,642,977	(567,969)	6,415,766	752,814	579,119	1,331,933	-	7,747,699
Liabilities											
Segment liabilities	1,867,788	1,107,528	57,634	1,492,304	(567,969)	3,957,285	208,238	511,381	719,619	-	4,676,904
Tax liabilities	136,313	94,490	4,613	50,290	-	285,706	12,526	5,058	17,584	-	303,290
Total liabilities	2,004,101	1,202,018	62,247	1,542,594	(567,969)	4,242,991	220,764	516,439	737,203	-	4,980,194
Capital expenditure	81,850	98,649	4,936	22,535	-	207,970	13,702	7,325	21,027	-	228,997
Significant non-cash items											
Depreciation and amortisation	66,494	27,054	6,530	18,141	-	118,219	9,986	8,452	18,438	-	136,657
Other non-cash items (including provisions, loss on disposal and exchange differences)	11,961	2,946	4,370	5,757	-	25,034	3,032	9,468	12,500	-	37,534

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	1,951,371	36	4,572,074	66	4,718,091	61	127,852	56
Rest of Asia	452,078	9	540,143	8	988,558	13	26,947	12
Europe	1,327,722	25	618,059	9	626,574	8	53,171	23
Others	301,715	6	827	0	82,543	1	-	-
Discontinued operations	1,283,972	24	1,164,457	17	1,331,933	17	21,027	9
Total	5,316,858	100	6,895,560	100	7,747,699	100	228,997	100

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

Utilities segment offers a range of fully integrated industrial site services, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration, power and water treatment plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies. In August 2006, it sold its interest in SMOE to SembCorp Marine Ltd.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Others / Corporate segment comprises businesses relating to minting, hotels, properties and industrial parks; and the corporate company.

The Group sold its businesses in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd in April 2006 and June 2006 respectively. Logistics segment provided one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management. Engineering and Construction segment was engaged in turnkey construction, design consultancy, infrastructure development and project management.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9(A) for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	3Q06	**9M06**
	$'000	**$'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power Ltd/PowerSeraya Limited[1]	164,844	433,812
- Temasek Capital (Private) Limited and its Associates	1,436	4,230
- MediaCorp Pte Ltd and its Associates	1,393	4,064
- Singapore Technologies Telemedia Pte Ltd and its Associates	830	2,482
- PSA International Pte Ltd and its Associates	605	1,840
- Wildlife Reserves Singapore Pte Ltd and its Associates	595	1,328
- Singapore Power Ltd and its Associates	206	591
- Surbana Corporation Pte Ltd and its Associates	391	391
- Senoko Power Ltd	340	340
- National University Hospital (S) Pte Ltd and its Associates	98	342
	170,738	449,420
Singapore Petroleum Co Ltd and its Associates	0	27,201
Singapore Airlines Limited and its Associates	1,594	9,414
Starhub Ltd and its Associates	849	2,406
Singapore Food Industries Ltd and its Associates	243	746
SIA Engineering Company Limited and its Associates	0	635
SNP Corporation Ltd and its Associates	260	582
	173,684	490,404
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [2]	112,868	397,978
- Singapore Power Ltd and its Associates	828	2,638
	113,696	400,616
Treasury		
Placement of funds		
Singapore Technologies Pte Ltd and its Associates	11,121	11,121
Total Interested Person Transactions	**298,501**	**902,141**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2006 to September 30, 2006.

15. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of SembCorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, to the best of their knowledge, nothing has come to their attention which would render the third quarter and nine months ended 30th September 2006 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, SembCorp Marine Limited, has also announced and confirmed the results for the third quarter and nine months ended 30th September 2006.

On behalf of the board of directors

Peter Seah Lim Huat **Chairman**	**Tang Kin Fei** **Director**

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
November 6, 2006